UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler Adelman & Robbins LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

The following reporting persons (collectively, the “Reporting Persons”) (i) SG Enterprises II, LLC, a Washington limited liability company (“SG”), (ii) John W. Stanton (“Mr. Stanton”), and (iii) Theresa E. Gillespie (“Ms. Gillespie”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, as amended by Amendment No. 1 filed with the SEC on August 31, 2021, by Amendment No. 2 filed with the SEC on September 13, 2021, by Amendment No. 3 filed with the SEC on January 6, 2022, by Amendment No. 4 filed with the SEC on May 25, 2022, by Amendment No. 5 filed with the SEC on March 17, 2023, by Amendment No. 6 filed with the SEC on November 13, 2023 and by Amendment No. 7 filed with the SEC on December 18, 2023. Mr. Stanton and Ms. Gillespie are husband and wife and are the sole owners, members, managers and officers of SG.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule is hereby amended by adding the following text immediately prior to the last paragraph thereof:

“On December 19, 2023, the Issuer entered into a definitive arrangement agreement (the “Arrangement Agreement”) with SG, pursuant to which SG will acquire all of the issued and outstanding Common Shares of the Issuer that SG does not already own for cash consideration of $0.07 per Common Share (the “Transaction”) by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). SG currently owns 16,908,563 Common Shares, representing 19.1% of the issued and outstanding Common Shares. Upon completion of the Transaction, subject to its terms, SG would own 100% of the issued and outstanding Common Shares.

Following the effective time of the Arrangement, shareholders will receive cash consideration of $0.07 for each Common Share held.

In connection with the Arrangement Agreement, all directors and officers of the Issuer have entered into customary voting agreements to vote in favor of the Arrangement. Closing of the Transaction is also subject to the satisfaction of a number of conditions customary for transactions of this nature, including requisite shareholder approval and the receipt of certain regulatory, court and stock exchange approvals.

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 12 hereto.

On December 19, 2023, the Issuer and SG issued a press release announcing the Arrangement. A copy of the press release is filed as Exhibit 13 hereto and is incorporated by reference herein.”

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as Exhibits thereto:

“12. Arrangement Agreement, dated December 19, 2023, among SG Enterprises II, LLC and Trilogy International Partners Inc.

13. Press Release dated December 19, 2023.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2023

SG ENTERPRISES II, LLC

/s/ John W. Stanton
John W. Stanton
Governor

JOHN W. STANTON

/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
Theresa E. Gillespie

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